Filed by Stone Energy Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Companies: Stone Energy Corporation

(Commission File No. 001-12074)

Talos Energy LLC

Date: November 21, 2017

Stone Energy

Moderator: Jamie Baird

11-21-17/8:45 a.m. ET

Confirmation # 5996769

Stone Energy

Moderator: Jamie Baird

November 21, 2017

8:45 a.m. ET

OPERATOR:	This is Conference # 5996769

Operator:	Good morning and welcome to today’s conference call hosted by Stone Energy Corporation. My name is Jamie and I will be your conference operator today.

The purpose of today’s call is to discuss Stone Energy Corporation’s proposed combination with Talos Energy LLC, a technically driven independent exploration and production company with operations in the United States Gulf of Mexico and in the shallow waters off the coast of Mexico.

Before we begin, we note that today’s call is being recorded and both an audio recording and transcription of the discussion will be made available on Stone’s website at www.StoneEnergy.com.

All participants have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. Thank you. And I will now turn the call over to James Trimble, Stone’s Interim Chief Executive Officer and President.

James Trimble:	Thank you, Jamie. And welcome, everyone, to the Stone and Talos joint conference call. I hope you have all had a chance to review our press release, which we issued earlier this morning.

Stone Energy

Moderator: Jamie Baird

11-21-17/8:45 a.m. ET

Confirmation # 5996769

A copy of the press release is available on our website. Today, I’m joined by Ken Beer, Stone’s Executive Vice President and CFO, Lisa Jaubert, Stone’s Senior Vice President and General Counsel and Keith Seilhan, Stone’s Chief Operating Officer.

I’m also joined on the phone by Tim Duncan, Talos President and Chief Executive Officer, Michael Harding, Talos Chief Financial Officer and Bill Moss, Talos Senior Vice President and General Counsel. Let me first turn the call over to Ken, who will provide a cautionary disclosure for today’s call. Ken.

Ken Beer:	Sure. Thank you, Jim. Our call today contains forward-looking statements concerning the proposed transaction between Stone Energy Corporation and Talos Energy LLC. These forward-looking statements involve significant risk and uncertainties that could cause actual results to differ materially from the expected results.

Most of these factors are outside of the parties’ control and difficult to predict. These forward-looking statements include, without limitation, Stone’s and Talos’s expectations with respect to future performance, anticipated financial impact of the transaction, approval of the transaction by security holders, the satisfaction of the closing conditions to the transaction and the timing of the completion of the transactions.

The forward-looking statements made on this call are only made as of this date, November 21st, 2017. You are advised to read, when available, Stone’s filings with the Securities and Exchange Commission, including its consent statement to be used in connection with the solicitation of written consent to approve the transaction, because these documents will contain important information about the transaction and the participants’ interest in such transaction.

These documents can be obtained when filed without charge at the SEC internet website, www.SEC.gov. I will now hand it back over to Jim to walk through the overview and some of the key terms of the transaction. Jim.

Jim Trimble:	Thank you, Ken. Also on our website, you will find the slide presentation for this call. I’m going to start on slide four, titled transaction overview. This morning, we announced that Stone and Talos entered into a binding agreement, under which, at closing, both companies will become wholly owned subsidiaries of a new holding company, which will become a publicly traded entity.

Stone Energy

Moderator: Jamie Baird

11-21-17/8:45 a.m. ET

Confirmation # 5996769

The new company will be named Talos Energy Inc. and is expected to be traded on the New York Stock Exchange under the ticket number TALO.

Under the terms of the transaction, each outstanding share of Stone common stock will be exchanged for one share of new company stock and all outstanding warrants to the acquired Stone common stock will become warrants to acquire Talos Energy Inc. common stock under the same terms and condition.

Based on Stone’s closing stock price of $34.49 on November 20, 2017 and the terms of the proposed transaction, the combined company will have an initial equity market capitalization of approximately $1.9 billion and an enterprise value of $2.5 billion.

Upon closing, current Stone shareholders would own 37 percent of the combined company and the current Talos stakeholders would own the remaining 63 percent. The combined company’s board of directors will be comprised of 10 members including six members designated by Talos and four members designated by Stone from its current board.

Neal P. Goldman will serve as Non-executive Chair of the Board. Tim Duncan, Talos CEO, will be CEO of the new company with additional members with Talos’s and Stone’s current management serving in other key leadership roles. The company will be headquartered in Houston and will have offices in Lafayette and New Orleans.

We’re excited about the proposed combination with Talos and believe it has the potential to create significant value for our shareholders. The combination will create a premier, independent, offshore E&P company, and a leader in the Gulf of Mexico with a large, high quality asset base, leading cost profile, and significant synergies.

We believe that the all stock nature of this transaction demonstrates the confidence that Talos’s financial sponsors, Apollo Global Management and Riverstone Holdings LLC, and our two largest Stone shareholders, Franklin Advisers and MacKay Shields, have in both teams and the prospects of the combined business.

Additionally, Apollo and Riverstone who are holders of 100 percent of Talos Energy LLC’s current outstanding $102 million senior unsecured notes due 2022, have agreed to convert all such notes into Talos Energy Inc. common stock. This ownership is included in Talos stakeholders’ 63 percent of pro forma equity position.

Stone Energy

Moderator: Jamie Baird

11-21-17/8:45 a.m. ET

Confirmation # 5996769

We are excited to be combining the talents and expertise under the two management teams. The Talos team, all of whom are co-founders of the company, have successfully led various companies for the past 17 years and bring extensive industry and transactional experience and knowledge to the table. This complements Stone’s long and successful operating history and reputation in the Gulf of Mexico.

When we announced our strategic review process in April of this year, Stone was looking for companies that have the potential for significant growth with the ability to generate substantial, full-cycle cash returns above their cost of capital. We believe Talos has created significant value for its stakeholders under Tim and his management team.

During this process, we performed extensive diligence on both a relative and absolute basis to determine the intrinsic value for each company and to define the final ownership structure of the new company. In short, we believe we are partnering with a company built upon world-class assets and a visionary management team.

We believe this transaction is a terrific opportunity for our shareholders and the combined company and our board of directors unanimously approved the combination.

We look forward to this partnership with Tim and the Talos team. I now turn the call over to Tim Duncan who will give you more background on Talos and the new company and its future, Tim.

Tim Duncan:	Thank you Jim. Good morning everyone, this is Tim Duncan the CEO of Talos Energy. We’re pleased to be working with you and your colleagues at Stone to advance the exciting transaction; it’s a great day for both companies.

As Jim pointed out in his remarks, this transaction’s a tremendous opportunity for both companies, their employees, shareholders, customers and all stakeholders.

I believe the new company’s well positioned with significant scale, a diversified asset base, with multiple recent discoveries and a strong balance sheet we’re about to talk about, which will facilitate the development of our robust project inventory and provide the horsepower to pursue exploration and consolidation opportunities.

Stone Energy

Moderator: Jamie Baird

11-21-17/8:45 a.m. ET

Confirmation # 5996769

So I’d like to take a minute to expand the strategic rationale of this deal and why we think it creates a premier offshore E&P company and front-runner in the basin so I’m going to turn to slide 5 and we’re going to walk through the strategic rationale of the combination.

First the leading pure play offshore Gulf of Mexico public company, we do think there’s an opportunity to be the visible counter-party of choice when you look at the combined talent and the assets and the balance sheet of the new company.

We also think there’s significant organic growth opportunities for complementary acreage positions that we both have and we’re going to talk about that in the presentation. And it’ll offer continued capital efficiency leading to production in core NAV growth which is ultimately our job.

We also intend to go a little broader than that and create a premier independent offshore E&P company we want to leverage our peer-leading F&D, a key performance indicator that we’ll discuss. Stone’s proven track record as a great operator, we have a high degree of operatorship and a significant oil exposure.

Jim mentioned the enterprise valuation, you can see the leverage statistic at 1.4 with respect to 2017 estimated EBITDA and we expect to have a $600 million borrowing base and an ample liquidity position. I think what also makes this interesting is many of you have followed the announcement we made earlier in the year with our historic discovery in offshore Mexico.

That provides a great long-term asset that we’re also going to talk about today. Going to move to page 6 in the Talos pro forma overview, if you look at the upper right, there’s some quick statistics on — we have proved reserves that (distrib) of 135 million barrels, 2P strip reserves of 172 million barrels.

That PV10 in this strip is footnoted below, approved, is close to $2.3 billion. Estimated 2017 production of 47,000 barrels equivalent a day and estimated to 2017 EBITDA of $440 million.

So if you go the bottom right, we take that and we show you a graphic where we break down the categories of proved and probable, I would tell you that this represents for us what we call our core net asset value, our core NAV.

Stone Energy

Moderator: Jamie Baird

11-21-17/8:45 a.m. ET

Confirmation # 5996769

Those performance probables all note — those probables are performance probables, meaning they don’t require very much capital at all. They’re typically extra recovery or more aerial extent. And so we find those to moderately risk probables.

So if you look at the pie charts at the bottom and just look at the footprint of what we’re talking about, it’s a high oil content, some NGL, so close to 77 percent on a total liquid basis.

High concentration in deep water and if I move you to the left, you can see the two core areas. To the right is the Mississippi Canyon area anchored by Stone’s Pompano field. To the left is the Green Canyon area anchored by our Phoenix Tornado asset and we’re going to talk about both of those in this presentation.

So, I’m going to hand it over to Mike Harding who’s going to give us a couple slides on why we believe we’re stronger together in the pro forma structure — capital structure in liquidity. Mike.

Michael Harding:	Thank you Tim. To add to what Jim and Tim have laid out, I will now turn to slide 7. You can see that we have listed several items each company brings to the combination. If I can draw your attention to the far right, the combined company results in high quality assets with an expanded diverse portfolio across several hubs.

We emerge with a strong balance sheet, low leverage and ample liquidity. We have also identified approximately $25 million of expected annual expense synergies from shore base consolidations, redundant shore — off-shore transportation, insurance program revisions and corporate restructurings.

As mentioned previously, we will be well positioned as a partner of choice for deep water asset consolidation. And lastly I’ll mention our estimated crude reserves are 70 percent oil at the strip.

Moving onto slide 8, I’ll highlight the pro forma capital structure and liquidity. Stone will issue approximately 34.2 million shares to Talos based on Stone’s closing stock price of $35.49 on November 20th, 2017. The new company will have an initial equity market capitalization of approximately $1.9 billion and an enterprise value of approximately $2.5 billion.

Stone Energy

Moderator: Jamie Baird

11-21-17/8:45 a.m. ET

Confirmation # 5996769

In addition, the new company will have increased financial flexibility in part through its expected $1 billion credit facility with an expected $600 million initial borrowing capacity at close and we will have no material long-term debt maturities until 2022.

Stone’s second lien notes will be exchanged into Talos’s existing second lien facility. The combined company is expected to have a pro forma net debt to 2017 estimated EBITDA ratio of 1.4x and approximately $325 to $375 million in liquidity at close.

Our net debt to enterprise value is estimated to be 24 percent. So in summary, we believe our company’s new superior credit profile, strong borrowing base and healthy capital structure provide us the flexibility and financial horsepower to pursue organic and inorganic growth opportunities. And with that I’d like to turn it back over to Tim.

Tim Duncan:	Thanks, Mike. So I’m on page nine, and we’re going to talk about why we’re well positioned relative to our offshore peers, and even well positioned against other onshore basins.

What I think is unique about the company that we’ve built and created here, is there’s no exact unique match for what we’re doing. Certainly we’re proud of our Gulf of Mexico assets and the (core) business that we’ve built there, but we also had a discovery this year that was well documented and is a (mod) discovery in offshore Mexico.

So when you put those things together, I think it’s an interesting combination where we can compare ourselves against other global explorers in the public market. So on the left, what we’re talking about – what we’re showing is our 2017 EBITDA (margins) – our oil content, our all in three year F&D and I’m going to expand more on that in a minute, and our leverage statistic.

But I think what’s also interesting when you go onto the right, is our view is where we operate, there’s favorable conditions. We have good rock properties and good geology. They respond to geophysics, as we expand our story, we’re going to talk a lot about the science we use and how it’s allowed us to be successful.

And we have infrastructure, and a mature basin in which we operate. We think if we apply all those things correctly, it can lead to capital efficiency in an all in three year F&D. We also believe we can be patient buyers and when we do M&A transactions we do them because we want to grow the organic upside inside cash flow.

Stone Energy

Moderator: Jamie Baird

11-21-17/8:45 a.m. ET

Confirmation # 5996769

So again, we’re repeating the EBITDA margins here on the right, it gets other competitive basins on shore, and you can see how we stack up against those basins, and I think we stack up favorably well.

On page 10, just to talk about the team a little bit. The three founders of Talos Energy, myself, Steve Heitzman our EVP and COO and John Parker, EVP of (mid) Exploration.

The three of us have managed private equity capital now for 17 years together, we’ve built three companies, we’re very proud of that, we all know that sophisticated capital. The expectations of returns, protection of downside, and we’re proud of the track record we have today. Michael Harding and Bill Moss were with Talos from the inception.

We certainly welcome Keith to the team, and all of his deep water experience, and what he’s been doing with Stone and John Spath has been a member of our management team for the last couple years and has done an outstanding job.

And that’s our general background, I think the other thing that people are aware of with us, is we have a very strong culture, it’s a culture of transparency, a culture where there’s seats at the table, and that’s allowed us to be recognized as the top workplace here in Houston for small companies for the last five years, even during the commodity downturn.

And that’s something obviously we’re very proud of. So on page 11, we took the map earlier in the presentation, we’ve zoomed in here, I’ll take you to the right side of this slide, and you can see how the assets come together in some expected synergies there.

I don’t think there’s any doubt that you can look at this and there’s going to be some duplication with respect to insurance policies, potentially transportation and shore bases.

So, we do think there is an opportunity, I will tell you I think Stone does a fantastic job under LOE structure, they’re great operators, but there’s a natural synergy that comes with putting assets together, and we want to take advantage of that, and we want to do that by the end of 2018.

And as we focus on 2018, I’m going to take you to the upper left part of this slide, and you can see where the expectations are for next year. I’m going to talk about our main asset in a minute, in our Phoenix Tornado field, we disclosed another discovery there on the Tornado discovery from 2016, we had a follow on in 2017.

Stone Energy

Moderator: Jamie Baird

11-21-17/8:45 a.m. ET

Confirmation # 5996769

We’re trying to bring that production online quickly and as part of the base that allows us to grow in 2018 in our guidance in 2017. You can see our pro forma EBITDA guidance is above where we expect our capital program to be and we’re going to do a lot of work in the coming months to tighten – to tighten up this guidance but we think we’re starting at a very good spot.

So I want to talk a little bit about the key assets here. I’m going to start with the Phoenix complex. The Phoenix complex when we bought this asset had produced 55 million barrels equivalent by the first quarter of 2013 and you can see how that gross cumulative value has grown.

It really is three assets that come together in one complex with the anchor production hub is the helix producer one called the HP-1 and when we bought that asset we decided to buy new data, reprocess that data, develop and inventory and then execute that inventory.

We’ve since drilled five sub-sea wells and then we announced a major discovery in the Tornado discovery. Now the operating vessel there in the production facility can handle 45,000 barrels a day. Our job is to fill that up and try to keep it filled and what we have to do is develop an inventory that allows us to do that and we discuss that inventory on the upper right.

So what you can see there is we have ample PDP, PDNP and PUD reserves but then we also have some performance probables, discovered resources, catalyst and long term portfolio items.

It’s been a great asset for us we need to keep it that way it’s an area we’re always going to allocate capital and focus our investment even while we diversify into other ideas throughout the basin.

One thing that attracted us to this transaction is—I’m on page 13 – is the Pompano and Cardona field. It’s a field that the Stone team has done a tremendous job with and really somewhat mirrors what I just talked about in the Phoenix field in terms of the company bought an asset, worked very hard to understand it fully, has added value, lowered LOE and you can see all of that highlighted here.

Stone Energy

Moderator: Jamie Baird

11-21-17/8:45 a.m. ET

Confirmation # 5996769

And we’re excited about the Mount Providence opportunity that’s available to us. Certainly we were excited about the Rampart discovery in the follow on Derbio location that we expect to drill.

And we also understand that this is a very big physical asset. It’s got room for production as we generate more upside, but it can host outside production and that’s always been a nice source of revenue to us at operating expenses in this asset.

So I’m going to move on to page 14 and some of you who might have followed our story have learned about this discovery.

I think it really represents a lot of what this team is about, a lot of science, a lot of effort and willingness to work very hard and to try to find opportunities where we understand the geology, our team feels confident in its ability to operate and then here we had to understand the jurisdiction when Mexico opened up the energy reforms and broke up the Pemex monopoly.

So we were early movers here, we gathered 160,000 acres in competitive bidding, bidding against some of the most sophisticated companies in the world.

As we developed the prospect, Wood Mack – Wood Mackenzie, named in one of the top 15 global wildcats of the year in 2017 and we executed this project on time and on budget and in a safe manner and it was the first offshore exploration well in the history of Mexico.

And then we announced a large discovery with original oil in place estimates with a gross value of between 1.4 and 2 billion barrels with our partner Sierra Oil and Gas and Premier Oil which is a London exchange company.

What you’re looking at is Premier’s previously disclosed images on this discovery and you can get a sense of how interesting it does look even for those who aren’t technically trained and what you see at the bottom is the disclosed resource range from Premier as well making it one of the biggest shallow water discoveries of the last 20 years. And so it is a large discovery, it’s something we’re very proud of.

We’re going to work very hard to take this to a final investment decision and development. But when this comes on line, it’s an asset that I think we feel good about for years and years to come.

Stone Energy

Moderator: Jamie Baird

11-21-17/8:45 a.m. ET

Confirmation # 5996769

So in 15, this is a slide I think you’re going to see from me in future meetings where we represent and try to understand what our core NAV is on a 2P level and we talked about the definitions and the — and the reserves that are in those cases.

And then our job fundamentally is to take these other three buckets of discovered resource and near-term catalysts in the long-term portfolio and move those into our core NAV and its capital efficient manner as possible.

And that’s what are going to focus on every day. And that’s what we’re going to try to create an identity around. And if you look at those three buckets, you can see the discovered resource we talked about, a follow-on Tornado announcement.

We’re working very hard to move that into proved. The rampart announcement by the Stone Team and our Zama discovery.

And you look at the near-term catalyst, Derbio would be an example of that. We have some other ideas that I mentioned earlier around the Phoenix field that we’re going to focus on 2018 and 2019.

And then on the long term, we’re excited about the portfolio they bring to the table. We’re confident in our ability to generate organic growth opportunities and frankly, we go all the way back to that counterparty position and we’re excited about what the company — the combined company can do in the marketplace.

And when I talk about the marketplace, that can be follow-on asset opportunities. It can also be follow-on expiration opportunities. I think the job for us is to present ourselves as the type of counterparty that a seller would want to do business with. And we think this combination certainly reinforces that.

So to wrap up on page 16, we started with this slide on the strategic rationale for the combination. I think hopefully we will position the rationale for what we’re announcing today. And it’s something we’re very excited about, we’re proud to be a part of this with the Stone team.

I think each of these indicators we’re talking about on the strategic rationale is something we’re going to work very hard on to bring to fruition. So with that, I’m going to end my remarks and hand it back to the operator.

Stone Energy

Moderator: Jamie Baird

11-21-17/8:45 a.m. ET

Confirmation # 5996769

Operator:	Thank you. If you would like a question, we will be taking questions from the telephone. Please press the star and the number one key on your telephone keypad. If your question has been answered or you wish to remove yourself from the queue, you may press the pound key.

Operator:	And we have one question at this time. It’s from a (Afan Aman).

(Afan Aman):	Hey, guys. Quick question for you. The PDP numbers and the 1P numbers on page six, is that net of the ARO or is that pre ARO?

Tim Duncan:	It is — hi this is Tim. It is net of ARO. But what I would tell you is that ARO does not all live in just the PDP category. So it’s net of ARO throughout the entire proof report.

(Afan Aman):	OK. And what’s the pro forma ARO? Do you — do you guys have a number that you can share with us at the time?

James Trimble:	It’s roughly around $450 million as a combined together.

(Afan Aman):	OK. And then this question mainly for the Stone guys. I mean, when we’ve talked and even on the last conference call, I mean, I think you said you were targeting more, trying to find opportunities where there was some PDP you were paying for.

Maybe a little bit of upside on the PUDs. The pro forma EV here, I think you guys talking about 2.5 billion is pretty high beyond the 1P number. So what’s kind of changed since we last talked based off of what you’re paying here, what the pro forma value relative to what you were targeting?

James Trimble:	I’ll let Ken jump on this.

Ken Beer:	Yes. I’m not sure if you were talking about — what we had indicated is that we have been in the market looking for property acquisitions as well. This is more of a strategic combination.

We actually still are in the market looking for property acquisitions and I think this combination will actually support our being able to look at those assets even more so going forward.

So, two different buckets. One is more asset acquisitions that we have been and continue to look at. The second is really more of the strategic combination which is really a different bucket, at least in our minds.

Stone Energy

Moderator: Jamie Baird

11-21-17/8:45 a.m. ET

Confirmation # 5996769

(Afan Aman):	OK. So, when you think about property acquisitions, I mean what specifically, what kind of metrics are you looking for? Is it stuff that you can tie back into your existing production platform, is it 2Ps that you find attractive that you want to develop on your own. Like how do you guys think about it?

James Trimble:	Well, I think what we’ve been looking for is things that are close to and around our existing areas that we’re – whether it’s Mississippi Canyon or Green Canyon, we’re – but I think what we’re looking at going forward is a combination talking with Tim and his team, I think we’ll all be looking at what fits and I think we’ve got to all sit down and address that as we go forward.

(Afan Aman):	OK. All right. That’s it for me. Thanks.

James Trimble:	Thank you.

Operator:	Our next question comes Ron Mills from Johnson Rice.

Ron Mills:	Good morning, guys. Just ...

James Trimble:	Good morning, Ron.

Ron Mills:	Jim, going back to page six and trying to reconcile it with page 15 the $2.9 billion of 2P PV-10, that’s just for current discoveries and I think I’m assuming that assumes or includes the performance upside but that doesn’t include anything. Am I correct in saying it doesn’t include anything for Zama or Rampart at this point?

Tim Duncan:	Jim, do you want me to handle that or you want to take that?

James Trimble:	Go ahead, Tim.

Tim Duncan:	OK. I’m happy handle that. Thanks for the question. You’re exactly right. And so, let’s go to 15 just because it visually helps the answer if we can. But what we’re looking at is a mid-year proved number built on a normal SEC basis, run against the SEC price and then run again against the strip price. So you have that.

And then, you’re right those performance probables are probables that don’t – they’re extra performance on the current proof cases. If you’re – and I think you’re familiar with that term.

Stone Energy

Moderator: Jamie Baird

11-21-17/8:45 a.m. ET

Confirmation # 5996769

Everything else to the right is outside of that report. So, we disclose on our side on the Talos side, disclosed a follow on in Tornado II.

That’s outside of this report. Stone team disclosed Rampart. That’s outside of this report. Everything related to Zuma is outside of this report. That wouldn’t really remove it – talking about Zuma, that wouldn’t move into this report until we had FID.

And so, that’s probably another year, year and a half out. So, I think hopefully what that gives you is the level of upside in what we’re focused on to grow that core NAV position.

Ron Mills:	Very helpful. Thank you and congratulations on the transaction.

Tim Duncan:	Thanks a lot.

James Trimble:	Thanks, Ron.

Operator:	Our next question is from (Norma) – oh, I’m sorry. Our next question is from Richard Tullis from Capital One Securities.

Richard Tullis:

Good morning, everyone. Tim, quick question for you, I’m sorry if this has already been covered but as you move toward closing the transaction in the first part of next year will the focus for 2018 shift to bringing the two organizations together and trying to capture as much of the synergies as possible by year end ’18?

And then kind of push expiration out of mid – or, how do you feel about expiration out of mid say, over the next year, year and a half, including the (plan at) Derbio well and what you have in your portfolio, does it kind of shift out a little bit, or do you just try to do both of them concurrently?

Tim Duncan:

Yes, I think you do both. I mean, I think it’s a great question and I think if you think how we think about a capital program, is obviously, as you guys know and everybody on the call knows, you’ve got obligations with respect to your plugging and abandonment. Obviously, we will fulfill those obligations.

Typically then, we focus right on the assets, Richard, we focus on what we call asset management, things that are quick to production. Those can be re-completions, those can be things that are inside that core NAV I just discussed.

Stone Energy

Moderator: Jamie Baird

11-21-17/8:45 a.m. ET

Confirmation # 5996769

But I do that we always want to be investing outside that core NAV. We made a discovery in Tornado, we want spend the capital to get that discovery online. They have a discovery in Rampart, which at some level lowers the risk of the Derbio prospect.

We want to go execute that. So there’s no reason these are mature companies that we don’t execute the best of our portfolio next year, but at the same time — and I think that what we discussed, is there’s a natural synergy that we need to go capture. It’s expected upon us to capture it and we’re going to focus on that.

So, like, you know that we don’t do that overnight but I think we can do that by year end ‘18 and I think we have a guide number of around $25 million in the footnotes that we think is a target that we can look to and we may adjust that target as we go.

Richard Tullis:	Thank you, that’s helpful. And just one last one for me. It always seems like the Gulf of Mexico does work better with higher volumes within our organization. Do you have any sort of target that you’d like to get to the minimum say by year end ‘18 or ‘19 as just your baseline production volumes?

Tim Duncan:	I’m almost certain I’m not going to give you that answer, Richard, but look, I would say this, you know we wanted — what’s interesting about this transaction is, we both have great anchor assets and we’re proud of those assets.

But if you can diversify around those assets, you’re well advised to do so. And so piggybacking Jim’s question earlier on transaction, we have our own organic opportunities and we’re going to execute those, we’re focus on those.

But that I do think being an attractive counterparty allows us to look at transactions in kind of two ways; what I would call bolt ons, and those are smaller and simpler, and they utilize the skills that we already have.

And then others that are strategic, where its part cash flow, part upside, but you we look at transactions as a means to an end to do better drill bit and better organic growth, and so there’s no question that we want to add some scale here and its again, something else we’re going to focus on, but we need to be optimistic.

And I do worry about the self-fulfilling prophecy of a goal, it doesn’t allow you to be patient when you’re in the marketplace, and being a good counterparty think should allow us to be patient. So the answer is yes, but we’re going to have to wait and see and make sure the opportunities fit.

Stone Energy

Moderator: Jamie Baird

11-21-17/8:45 a.m. ET

Confirmation # 5996769

Richard Tullis:	Thank you, I appreciate that.

Operator:	Our final question comes from (Norma Actavam).

(Arvin Sager):	Hi, this is (Arvin Sager). I have a question about – you’ve given your production pro forma for 2017. Can you give us some sense of – based on what is already – other than any new discoveries, what kind of production decline or growth is in the cards for 2018 and what kind of CapEx do you think 2018 will hold for the combined companies?

Ken Beer:	Yes, (Arvin), its Ken. We did attempt a first stab at that. On slide 11, we provide some estimate guidance for 2018 production of 47 to 50,000 barrels a day with kind of EBITDA and CapEx to follow.

So, this is again an initial estimate guesstimate by the two companies, as Tim as highlighted. That is certain to change over time, but that’s at least the initial guidance that we wanted to at least put out to investors.

Operator:	Thank you and thank you all for joining us today. We hope you found this presentation informative, this concludes our program and you may now disconnect.

END

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the expected benefits of the proposed transaction, Talos Energy LLC’s (“Talos Energy”) and Stone Energy Corporation’s (“Stone”) plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, project, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: the timing, extent, and volatility of changes in commodity prices for oil and gas; operating risks; liquidity risks; political and regulatory developments and legislation, including developments and legislation relating to Talos Energy’s and Stone’s operations in the Gulf of Mexico basin; the possibility that the proposed transaction does not close when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the closing, including the successful completion of the notes exchange, are not satisfied or waived on a timely basis or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability to complete the combination and integration of Talos Energy and Stone successfully; litigation relating to the transaction; and other factors that may affect future results of Talos Energy and Stone. Additional factors that could cause results to differ materially from those described above can be found in Stone’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017, and September 30, 2017, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Center” section of Stone’s website, www.stoneenergy.com under the heading “SEC Filings” and in other documents Stone files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Talos Energy nor Stone assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Sailfish Energy Holdings Corporation, a subsidiary of Stone that will be renamed Talos Energy, Inc. as of the closing of the proposed transaction (“Newco”), will file with the SEC a registration statement on Form S-4 that will include a consent solicitation/prospectus of Newco and Stone, as well as other relevant documents concerning the proposed transaction. Stone will mail the consent solicitation/prospectus to its stockholders. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Stone and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND STOCKHOLDERS OF STONE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY

AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain a free copy of the consent solicitation/prospectus, as well as other filings containing information about Talos Energy, Stone and/or Newco, without charge, at the SEC’s website (http://www.sec.gov). Copies of the consent solicitation/prospectus and the filings with the SEC that will be incorporated by reference in the consent solicitation/prospectus can also be obtained, without charge, from Stone by going to the “Investor Center” section of Stone’s website, www.stoneenergy.com or from Talos Energy by directing a request to talos@fticonsulting.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Talos Energy, Stone, Newco and certain of their respective directors, executive officers and members of management and employees may be deemed to be participants in the solicitation of written consents in respect of the proposed transaction. Information regarding Stone’s directors and executive officers is set forth in Stone’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Information regarding Talos Energy’s directors and executive officers and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the consent solicitation/prospectus and other relevant materials filed with the SEC. Free copies of these documents may be obtained from the sources indicated above.